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NEWS RELEASE

Lundin Mining reports serious accident in the Galmoy mine in Ireland

February 17, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") regrets to inform that a serious accident occurred in the Galmoy mine in Ireland yesterday, Friday the 16th of February 2007, at 5.20 pm.

A mine fitter working underground, employed by Galmoy Mines Ltd., a wholly owned subsidiary of Lundin Mining, fell through a safety railing and sustained serious head injuries. The mine fitter is hospitalized and his condition is judged to be serious. The Health and Safety Authority has been informed and an investigation has commenced.

All operations at the Galmoy mine are currently shut down.

For further information, please contact:

Catarina Ihre, Corporate Communication: +46 70 607 9263
Stefan Månsson, Managing Director Galmoy Mines Ltd.: +353 56 8837 122